Mail Stop 3561

March 17, 2009

Robert Margolis, Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

      Re: **Cherokee, Inc.**
             Form 10-K for fiscal year ended February 2, 2008
             Filed April 17, 2008
             File No. 000-18640

Dear Mr. Margolis:

      We have completed our review of your filing and related documents and have no further comments at this time.

                                     Sincerely,

                                     John Reynolds
                                     Assistant Director

cc: Russell J. Riopelle, CFO
        Fax: (818) 908-9191